December 7, 2006
VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention:     Jennifer R. Hardy
            Branch Chief-Legal
            Division of Corporation Finance

Re:	Berry Plastics Holding Corporation
Registration Statement on Form S-4
Filed on November 2, 2006
File No. 333-138380

Dear Ms. Hardy:

On behalf of Berry Plastics Holding Corporation (the “Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 29, 2006 to Ira G. Boots with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

For your convenience, your comments are reproduced in italics below followed by the Company’s responses to your comments.

Where indicated, the Company has included changes to its Registration Statement disclosure in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter.

We have sent to your attention three courtesy copies of this letter and Amendment No. 1, marked to show changes against the copy of the Registration Statement initially filed with the Commission on November 2, 2006.

General

1.
As discussed with you by telephone on November 16, 2006, we are unable to confirm the S-4 registration for the additional registrants listed on the facing sheet of the registration statement. Please contact our EDGAR Office at (202) 551-3615 to ensure that you have complied with the requirements of the EDGAR Filer Manual when making your electronic filing.

The Company has contacted the EDGAR Office and has filed the Registration Statement on behalf of each of the Registrant Guarantors as requested.

2.
Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

The Company is submitting the requested letter under separate cover via EDGAR.

3.
Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-l(a) of the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that the offer will be open for at least 20 full business days. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14(d)-1(g)(3).

The Company confirms that the offer will be open at least through midnight on the twentieth business day following commencement.

Prospectus Cover Page

5.	In the first paragraph, state that the exchange notes will be fully and unconditionally guaranteed by the named wholly-owned subsidiaries of Berry Plastics Holding Corporation.

In response to this comment, the Company has modified the cover page of the Prospectus accordingly.

Where Yon Can Find More Information About Us, page 1
   Disclosure Regarding Forward-Looking Statements, page 2
  Terms Used in this Prospectus, page 3

6.	Please relocate these sections to a more appropriate location in your prospectus, as the prospectus summary should immediately follow the table of contents.

In response to this comment, the Company has relocated these sections to a more appropriate location such that the prospectus summary follows immediately after the table of contents.

Disclosure Regarding Forward-Looking Statements, page 2

7.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provided do not apply to statements made in connection with this offer.

In response to this comment, the Company has modified the disclosure regarding forward-looking statements to clarify that the safe harbor for forward-looking statements does not apply to the exchange offer.

Prospectus Summary, page 5

8.
We note your summary contains a lengthy description of the company’s business, competitive strengths and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

In response to this comment, the Company has modified the disclosures on pages 1-4 accordingly.

Collateral, page 17

9.
We note that the collateral securing the exchange notes will include all of the registrant’s and its guarantors’ property and assets that also will secure the registrant’s senior secured credit facilities. We note further that, while the collateral securing the senior secured credit facilities will include the equity interests of substantially all of your domestic subsidiaries and “first tier” foreign subsidiaries, the collateral securing the exchange notes will not include securities and other equity interest of registrant’s subsidiaries. Clarify whether or not the guarantor subsidiaries’ securities and other equity interest are also excluded from the collateral securing the exchange notes.

In response to this comment, the Company has modified the disclosures on pages 11, 28 and 109 to clarify this point.

10.
Please disclose the book value of the assets that are securing the exchange notes and the senior secured credit facilities as of the date of the latest financial statements included in your prospectus. You should update this figure in subsequent periodic reports so long as the exchange notes are secured.

In response to this comment, the Company has modified the disclosures on page 11 to include this information.

The Exchange Offer, page 44

Conditions to the Exchange Offer, page 52

11.
All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

In response to this comment, the Company has modified the disclosures on page 49 accordingly.

Signatures

12.
For the registrant and each coregistrant, please revise to include the signatures of the principal executive officer, the principal financial, and the controller or the principal accounting officer whose titles should be should on the signature page. The registration statement should also be signed by at least a majority of the respective boards of directors. See Instruction 1 to “Signatures” on Form S-4.

In response to this comment, the Company has modified the signature pages accordingly. The Company hereby confirms that, in the case of each registrant, the entire board has signed the Form S-4.

Exhibit 5.1

13.
We note that the opinion is limited to the laws of the State of Indiana. However, counsel must opine on the laws of the state governing the indenture, which is New York. In addition, we note that you are incorporated in Delaware. Please revise the opinion to opine on the laws of Delaware and New York. Please also note that counsel must opine that the guarantee of each guarantor will be the binding obligation of the guarantor under the laws of the state governing the indenture. Please revise your opinion accordingly.

A legal opinion opining on the enforceability of the exchange notes and the guarantees of the exchange notes under New York law, and on certain corporate matters relating to Delaware law, is included as Exhibit 5.2 to Amendment No. 1 of our Form S-4.

Thank you for your consideration. If you have any questions or comments, please contact me at (812) 424 2904.

Very truly yours,

Jeffrey D. Thompson
General Counsel
Berry Plastics Holding Corporation

cc:	Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz